POWER TECHNOLOGY, INC.

5300 Memorial Drive - Suite 700
Houston, Texas 77007
(713) 621-4310 (713) 688-0622 Fax

November 26, 2006

U.S. Securities and Exchange Commission
Division of Corporate Finance
Peggy Fisher, Assistant director
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:         SEC Comment Letter dated November 21, 2006
Power Technology, Inc.
File no. 0-24857
Schedule 14A Preliminary Proxy Materials

Dear Ms. Fisher:

To follow are Power Technology, Inc.’s (the “Registrant”) responses to your comment letter dated October 19, 2006. This cover letter is submitted concurrently with the amended Schedule 14A Preliminary Proxy Materials filed with the Commission, and is intended to assist in your review and approval of the amended filing. The questions presented in your comment letter are answered by a narrative response and explanation, where appropriate which are reflected in the amended Pre 14A.

SEC COMMENTS / RESPONSES

Comment # 1

We note the staff's comment.

Comment # 2

Cornell Capital Partners L.P. ("Cornell") is not included in the beneficial ownership table because Cornell does not own beneficially 5% or more of the outstanding shares of common stock of the Company and pursuant to its agreements with the Company, Cornell does not have the right to acquire beneficial ownership of 5% or more of the outstanding common stock. It is our understanding from Cornell that it owns beneficially less than1% of the outstanding common stock. Thus, inclusion of Cornell is not appropriate in such a table.

None of the various consultants who received any of the 24.5 million shares is included in the table because none of them own beneficially 5% or more of the outstanding shares of common stock and none has the right to acquire beneficial ownership of 5% or more of the outstanding common stock.

Comment # 3

As previously stated in the prior response to your Comment # 3, ratification by our shareholders is NOT a requirement of state law to amend the Company’s Articles of Incorporation, nor is it required to validate the issuances of shares.

Ratification is intended to serve as a remedial measure which will foreclose certain challenges and claims by holders of potentially overissued shares. The purpose of the ratification is to preempt claims by bringing the matter to a shareholder vote. Ratification is a separate legal issue and process from the approval of an amendment to the Company’s Charter. However, the two procedures go hand in hand as remedial actions contemplated under Nevada statutory and case law for mitigating overissue liability and claims. The proposed Charter amendment approved and filed under the appropriate state statute, effectively establishes the authorized capital with certainty, while the ratification of the prior issuances precludes claims relating to the voidability of shares issued subsequent to the erroneous filing. Ratification resolves the issue of voidability before the claims ripen into action.

The filing has been amended to separate the amendment proposal from the ratification proposal, and now explains in more detail the effect of each proposal, which had previously been grouped into a single shareholder vote.

Comment # 4

The filing has been amended to separate the proposed amendment to the Charter increasing authorized capital from the proposed ratification of share issuances in excess of 100,000,000. Proposal No. 1 deals with the amendment and Proposal No. 2 addresses shareholder ratification. We have significantly enhanced our explanation of the ratification proposal and added additional questions and answers detailing the separate proposal, including the estoppel effect on legal claims which you suggest was deficient. As a result of bifurcating the proposals, we have simplified the request in Proposal No. 1, to address only the issue of amending the Company Charter.

The Company, based upon advice of counsel, has determined that seeking a comprehensive ratification of ALL of the prior issuances along with the amendment is the best means to remedy the problematic filing of July 2004. The appropriate resolution requires ratification of all problem issuances, not a select few. There is no legal benefit to the Company in seeking to obtain shareholder ratification of particular issuances or in giving shareholders a selection of issuances to approve or disapprove. The ratification should be for all issuances in excess of 100,000,000, which are the shares subject to voidability claims. The purpose of seeking the ratification is to preempt claims by holders of possibly voidable stock, not to select claimants or favor certain issuees.

We have added a new question and answer to the filing entitled “Why aren’t shareholders voting on particular issuances?” which explains the reason for seeking a comprehensive ratification by our shareholders of all potentially overissued shares. The filing has been amended to clearly state, that if the shareholder does not approve of any particular issuance in excess of 100,000,000 shares, then the shareholder should vote against Proposal No. 2.

We have been advised by counsel on this matter that should the Commission require our shareholders to ratify each issuance separately, the ratification proposal should be removed from the proxy altogether. In such case we would only seek approval of the remedial amendment increasing our authorized capital and would forego the ratification of prior issuances.

If the staff wishes to discuss any of these matters, please contact our counsel, Robert Axelrod, Esq. at (713) 861-1996.

Very truly yours,

s/ Bernard J. Walter

Bernard J. Walter
President and Chairman of the Board